Luc Jobin
Executive Vice-President and Chief Financial Officer 935 de La Gauchetiere Street West 16th Floor Montreal, Quebec H3B 2M9 Canada T (514) 399-5599 F (514) 399-7786	Vice-président exécutif et chef de la direction financière 935, rue de La Gauchetière Ouest 16e étage Montréal (Québec) H3B 2M9 Canada Tc 514-399-5599 Tc 514-399-7786

May 8, 2015

Mr. Lyn Shenk
Branch Chief; Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Object:	Canadian National Railway Company
SEC Comment Letter Dated April 24, 2015 on Form
40-F for Fiscal Year Ended December 31, 2014
File No. 001-02413

Dear Mr. Shenk,

Thank you for your letter dated April 24, 2015 with respect to our recent Form 40-F filing with the United States Securities and Exchange Commission.

We understand that Canadian National Railway Company (“the Company”) is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, we have reproduced the Staff’s comment in italics with our response following the comment.

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Comment

You disclose that the service life of the rail asset is increased incrementally as rail grinding is performed. You also disclose that you amortize the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by rail grinding. Please explain to us why it is appropriate to amortize the cost of rail grinding over the remaining life rather than over the incremental life or over the period to the next rail grinding performed. Please accompany your explanation with information on the following:

•	the typical incremental life that is added by grinding,
•	how the incremental life compares to the remaining life of the rail asset before grinding,
•	the normal expected service life of rail assets,
•	the typical number of times a rail asset undergoes grinding during its normal expected service life,
•	the amount of rail grinding capitalized in each of the last three fiscal years, and
•	how much annual amortization expense of rail grinding would be impacted if it were amortized over the incremental life rather than the remaining life.

Response to Comment

In 2014, the Company streamlined the disclosure in its Form 40-F to improve the effectiveness of its disclosures. As part of this improvement process, the Company’s accounting policy related to rail grinding was moved from Note 5 – Properties to Note 1 – Summary of Significant Accounting Policies where we disclose that the Company capitalizes the costs of rail grinding given that the service life of the rail asset is increased incrementally as rail grinding is performed. The move in the location of the above described disclosure in the financial statements did not constitute a change in accounting policy.

Pursuant to CN’s accounting policy, and as noted in the Company’s letter dated June 8, 2010 re: File No. 1-02413, the costs incurred for rail grinding are capitalized based on the fact that the activity extends the service life of the rail asset as a whole.

Rail grinding is a process that removes metal from the rail surface using rotating grinding wheels or stones.  The volume of metal removed by the grinding wheels is dependent on the number of stones used on each rail, the condition of the abrasiveness on the stones, the application pressure applied by the equipment, the speed the equipment is moving and the hardness of the rail

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surface. The goal of rail grinding is to 1) remove the least amount of metal to halt the uncontrolled growth of rolling contact fatigue on the surface of the rail, 2) maintain optimal rail profiles to match local operating conditions and 3) control rail corrugation and weld dipping. Each of these goals helps extend the life of the rail to a maximum service life. The frequency of rail grinding depends on a series of different factors including the metallurgy of the rail, traffic volumes, rail bed, curvature of the rail, the grade of the topography and geographic location, and therefore there is no standard for the frequency or typical number of times a rail asset undergoes grinding during its normal expected service life.

The Company uses a rail asset life which excludes the full impact of rail grinding and extends the service life of the rail asset incrementally as rail grinding occurs, as this process extends the service life of the rail asset. The estimated service life of rail is based on the estimated total tonnage of freight that can pass over the rail before it requires replacement. The service life of the Company’s rail assets is measured in millions of gross tons (MGTs)1 that pass over the rail assets. Our composite depreciation rate for rail assets is an estimate determined by dividing the annual MGTs by the estimated total MGTs incorporating only the impact of rail grinding already performed.

In the Company’s view, the appropriate method of accounting for a rail grinding program, both from a capitalization versus expense, and amortization perspective, is dependant on whether life-enhancing activities, such as rail grinding, are considered in the anticipated rail asset life as established at the date of the financial statements, given the use of the group method of depreciation for the rail assets.

As the Company assumes, for the purposes of its depreciation studies of rail assets, a shorter rail asset life at inception and recognizes an incremental increase in the service life as rail grinding is performed  it is the Company’s view that its current policy properly reflects that rail grinding activities increase the service life of rail assets beyond their original condition and assumed life at inception. Consequently, amortizing the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by the rail grinding, up to the maximum of the ultimate life determined by engineering studies, is an appropriate accounting treatment, particularly under the group method of depreciation.

The composite depreciation rate, for both the underlying rail asset and capitalized rail grinding costs under the group method of depreciation, is based on the remaining life of the asset and excludes the impact of potential future rail grinding activities, resulting in a shorter life estimate than what ultimately could be achieved from future rail grinding activities.

1 Millions of gross tons is the weight of loaded and empty freight cars, locomotives and maintenance of way equipment transported over the rails.

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This approach for accounting for rail grinding allows for the extension of the depreciation period of our rail assets only when and if the rail grinding activity takes place.  The benefit associated with the rail grinding practice is only recognized and taken into consideration in our rail service lives once the rail grinding has been conducted.  An alternative approach which we believe is also acceptable would be to expense rail grinding as a period cost, however in this case the useful life to amortize the rail assets would be the ultimate service life taking into consideration the rail grinding program.

If rail grinding costs were to be amortized over the incremental life that results from rail grinding, the period until the next grinding is performed, or expensed outright, it is the Company’s view that the underlying rail asset would need to be depreciated over a longer expected service life which would include, from inception, the ultimate life extension provided by rail grinding activities. Accordingly, it is the Company’s view that its accounting for rail grinding amortization is an appropriate method in accordance with Generally Accepted Accounting Principles given the service life assumption used.

Additional Information

•	the typical incremental life that is added by grinding,

The estimated incremental life that is added by a rail grinding program is approximately 600 MGTs.

•	how the incremental life compares to the remaining life of the rail asset before grinding,

The manner in which the incremental life extension compares to the remaining life of the underlying asset varies considerably depending on the density of the traffic traveling over the track and what stage of its life the asset is in.   The incremental benefit of a single rail grinding pass should not be looked at in isolation but rather as part of an overall rail grinding program which extends the useful service life to an ultimate service life.

•	the normal expected service life of rail assets,

The expected service life for higher density rail can vary between 10 and 50 years depending on many factors including the curvature of the track and for lower density track the expected service life can vary between 50 and over 100 years depending on these same factors. This can vary greatly however, depending on the density of the traffic in any particular corridor.

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•	the typical number of times a rail asset undergoes grinding during its normal expected service life,

The frequency of rail grinding can vary greatly depending on a series of different factors including the metallurgy of the rail, traffic volumes passing over the rail, the condition of the rail bed, the curvature of the rail, and the grade of the topography. Rail grinding can recur up to 40 times during the normal expected service life of the rail assets, which in certain cases can exceed a period of 100 years, depending on the impact of these factors.

•	the amount of rail grinding capitalized in each of the last three fiscal years, and

The Company capitalized rail grinding costs of $44 million, $41 million and $37 million for the years ended December 31, 2014, 2013 and 2012, respectively.

•	how much annual amortization expense of rail grinding would be impacted if it were amortized over the incremental life rather than the remaining life.

Given the frequency of rail grinding activities over the service life of the rail asset, we estimate that amortizing rail grinding over the incremental life as compared to amortizing over remaining service life results in a similar impact to expensing rail grinding costs as incurred. However, as noted above, if the Company were to expense rail grinding costs as incurred we would revise our initial estimate of the rail asset service life at inception to an appropriate ultimate life of the rail asset, to consider the extension of service life from the rail grinding program. Without the benefit of a full depreciation study, the Company estimates that a change to expensing rail grinding as a period cost would be largely offset by decreased amortization expense resulting from the reduced capitalization base and the increase in total service life that would result from the use of ultimate service life for purposes of rail amortization.

For your information, the Company performs recurring depreciation studies of its assets, including rail, on a three year rotational basis. As such the Company’s next depreciation study for rail assets will be performed in 2016.

Sincerely,

/s/ Luc Jobin
Luc Jobin

Cc:	Claude Mongeau, President and Chief Executive Officer

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